UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-1183
PEPSICO, INC.

(Exact name of registrant as specified in its charter)
700 Anderson Hill Road
Purchase, New York 10577

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Guarantees of the Registrant of 6.95% Senior Notes due 2014 of Bottling Group, LLC
Guarantees of the Registrant of 4.625% Series B Senior Notes due November 15, 2012 of Bottling Group, LLC

(Title of each class of securities covered by this Form)
Common Stock, 1-2/3 Cents Per Share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(2)	☐
Rule 12h-3(b)(1)(i)	☑	Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date:

Guarantees of the Registrant of 6.95% Senior Notes due 2014 of Bottling Group, LLC	1
Guarantees of the Registrant of 4.625% Series B Senior Notes due November 15, 2012 of Bottling Group, LLC	1
Pursuant to the requirements of the Securities Exchange Act of 1934, PepsiCo, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 23, 2009	PEPSICO, INC.
	By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary